

February 9, 2022

Frank Hawley
Chief Executive Officer
MHHC Enterprises Inc.
400 Union ST SE, Ste. 200
Olympia, WA 98501

> **Re: MHHC Enterprises Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed February 1, 2022**
> **File No. 024-11406**

Dear Mr. Hawley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Management
Executive Compensation, page 23

1. Please update the summary compensation table with executive compensation for fiscal year 2021.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brian Bernstein, Esq.